22003406

Mail Processing Section

FEB 25 2022

Washington DC
413

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
08-70374

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AssuredPartners Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4600 West Cypress Street, Suite 405
(No. and Street)

Tampa	Florida	33607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Justin Callaham	321-277-5555	justin.callaham@AssuredPartnersFinancialServices.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pivot CPAs, P.A.
(Name – if individual, state last, first, and middle name)

238 Ponte Vedra Park Drive, Suite 201, Ponte Vedra Beach, Florida 32802
(Address) (City) (State) (Zip Code)

04/02/2004	Firm ID 01250
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Justin Callaham, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AssuredPartners Financial Services, LLC, as of February 10, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CLAUDINE MORALES
Notary Public - State of Florida
Commission # HH 100158
My Comm. Expires Jun 29, 2025
Bonded through National Notary Assn.

Signature: ______________________

Title: President

____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AssuredPartners Financial Services, LLC

Table of Contents

PIVOT CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management
AssuredPartners Financial Services, LLC
Lake Mary, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of AssuredPartners Financial Services, LLC (the "Company") as of December 31, 2021 and 2020, the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, and Schedules II and III, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 and Information Relating to Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pivot CPAs

We have served as the Company's auditor since 2020
Ponte Vedra Beach, Florida
February 10, 2022

AssuredPartners Financial Services, LLC

Statements of Financial Condition

	December 31, 2021	December 31, 2020
Assets		
Current assets:		
Cash	$ 2,947,482	$ 1,879,369
Accounts receivable	395,151	351,169
Due from affiliates	218,067	-
Prepaid expenses	6,204	10,408
Total current assets	3,566,904	2,240,946
Total assets	$ 3,566,904	$ 2,240,946
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ -	$ 4,022
Other liabilities	34,196	37,800
Due to affiliates	17,230	10,372
Total current liabilities	51,426	52,194
Total liabilities	51,426	52,194
Commitments and contingencies (Note 8)		
Member's equity	3,515,478	2,188,752
Total liabilities and member's equity	$ 3,566,904	$ 2,240,946

The accompanying notes are an integral part of these financial statements.

AssuredPartners Financial Services, LLC
Statements of Income

	Year Ended December 31,	
	2021	2020
Revenues		
Commission income	$ 4,198,832	$ 2,311,081
Total revenue	4,198,832	2,311,081
Operating expenses		
Compensation expense	172,985	173,599
Professional fees	49,036	167,573
Administrative expense	52,855	39,739
Total operating expenses	274,876	380,911
Operating income	3,923,956	1,930,170
Other income:		
Interest income	2,770	1,697
Total other income, net	2,770	1,697
Net income	$ 3,926,726	$ 1,931,867

The accompanying notes are an integral part of these financial statements.

AssuredPartners Financial Services, LLC
Statements of Changes in Member's Equity

	Contributed Capital	(Accumulated Deficit) Retained Earnings	Total Member's Equity
Balance, January 1, 2020	$ 272,183	$ (15,298)	$ 256,885
Net income	-	1,931,867	1,931,867
Balance, December 31, 2020	272,183	1,916,569	2,188,752
Distribution to APCap	-	(2,600,000)	(2,600,000)
Net income	-	3,926,726	3,926,726
Balance, December 31, 2021	$ 272,183	$ 3,243,295	$ 3,515,478

The accompanying notes are an integral part of these financial statements.

AssuredPartners Financial Services, LLC
Statements of Cash Flows

	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash flows from operating activities:		
Net income	$ 3,926,726	$ 1,931,867
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	(43,982)	(351,169)
Due from affiliates	(218,067)	-
Prepaid expenses	4,204	(8,488)
Increase (decrease) in:		
Accounts payable and accrued expenses	(4,022)	4,022
Other liabilities	(3,604)	37,800
Due to affiliates	6,858	10,372
Net cash provided by operating activities	3,668,113	1,624,404
Cash flows from financing activities:		
Distribution to APCap	(2,600,000)	-
Net cash used in financing activities	(2,600,000)	-
Net change in cash	1,068,113	1,624,404
Cash at beginning of year	1,879,369	254,965
Cash at end of year	$ 2,947,482	$ 1,879,369

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations:

AssuredPartners Financial Services, LLC (the "Company") is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company, formed on April 9, 2018 with operations beginning during 2020, and is a wholly owned subsidiary of AssuredPartners Capital, Inc., a Delaware corporation ("APCap"). The Company's business solely consists of introducing insurance clients of APCap and APCap's subsidiaries to full-service broker-dealers as part of a pre-negotiated referral agreement.

2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2021 and 2020, there were no cash equivalents.

Accounts Receivable

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2021 and 2020 no allowance was deemed necessary by management. There were no write-offs of uncollectable amounts recognized during the years ended December 31, 2021 and 2020.

Revenue from Contracts with Full-Service Broker-Dealers

The Company introduces clients of APCap and APCap's subsidiaries, including high net worth individuals, business entities, and government institutions, to full-service broker-dealers as part of pre-negotiated referral agreements.

The referral agreements provide for the payment of referral fees, which are a percentage of the revenue received by the full-service broker-dealer from the high net worth individual, business entity, or government institution referred by the Company. The Company recognizes these referral fees at a point in time, generally the closing date of the transaction when the related performance obligation is satisfied. Payments are due to the Company at the time the full-service broker-dealer receives payment. There is no financing component.

2. Summary of Significant Accounting Policies (Continued):

Income Taxes

The Company is treated as a disregarded entity for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported in the tax return of APCap.

Management has evaluated the effect of the guidance provided by generally accepted accounting principles on accounting for uncertainty in income taxes and determined that the Company had no uncertain tax positions that could have a significant effect on the financial statements at December 31, 2021 and 2020.

3. Fair Value of Financial Assets and Liabilities:

The Company's financial assets and liabilities are recorded at amounts that approximate fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The carrying amounts are recorded at these values because they are short-term in duration, have no defined maturity, or have market-based interest rates. Such assets and liabilities include cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses, and other liabilities.

Accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

Level 1 Observable inputs such as quoted prices for identical assets in active markets;

Level 2 Inputs other than quoted prices for identical assets in active markets, that are observable either directly or indirectly; and

Level 3 Unobservable inputs in which there is little or no market data which requires the use of valuation techniques and the development of assumptions.

Cash is classified as Level 1 within the fair value hierarchy.

4. Concentration of Credit Risk:

Financial instruments that subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents and accounts receivable. The Company maintains its demand and time deposits in a single financial institution which, at times, may exceed federally insured limits however cash, cash equivalents and short-term investments are held by well-capitalized financial institutions and the Company believes it is not exposed to any significant credit risk related to these deposits. At December 31, 2021 and 2020, the Company had cash in excess of federally insured limits of $2,697,482 and $1,629,369, respectively.

4. Concentration of Credit Risk (Continued):

During the year ended December 31, 2021, the Company earned revenue from six full-service broker dealers with three broker-dealers accounting for 62%, 19% and 14% of revenue in 2021. During the year ended December 31, 2020, the Company earned revenue from two full-service broker-dealers with the largest broker-dealer accounting for 90% of revenue in 2020. Accounts receivable as of December 31, 2021 and 2020 are comprised of receivables from two full-service broker-dealers and one full-service broker-dealer, respectively. For the years ended December 31, 2021 and 2020, all revenues were generated in the United States.

5. Related Party Transactions:

The Company's sole member, APCap, provides most of the administrative services, including compensation, rent, overhead, etc., for the Company under an Expense Sharing Agreement. The financial statements are not necessarily indicative of the conditions that would have existed had the Company not entered into the Expense Sharing Agreement, or the results of operations that would have occurred had the Company not been owned by APCap. As of December 31, 2021 and 2020, the Company owes $17,230 and $10,372, respectively, to APCap under the Expense Sharing Agreement. This payable is due on demand and is non-interest bearing. The Company has recognized $186,209 and $200,002 in expenses under the Expense Sharing Agreement for the years ended December 31, 2021 and 2020, respectively. These expenses are included in compensation expense, professional fees and administrative expense within the Statements of Income.

During the year ended December 31, 2021, the Company recorded certain referral fees as commission income with the related cash received by APCap and APCap's subsidiaries, prior to being remitted to the Company. As of December 31, 2021, $218,067 is recorded as Due from affiliates in the Statement of Financial Condition to account for revenue collected by affiliates not yet received by the Company.

For the year ended December 31, 2021, the Board approved and the Company paid distributions to APCap of $2,600,000. There were no distributions to APCap for the year ended December 31, 2020.

6. Net Capital Requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital equal to the greater of $5,000 or 6.67% (12.5% in its first year of operation) of aggregate indebtedness and requires that the ratio of aggregate indebtedness to regulatory net capital not exceed 12 to 1. As of December 31, 2021 and 2020, the Company had a net capital requirement of $5,000 and $6,524, respectively.

As of December 31, 2021, the Company had net capital of $2,896,056 which was $2,891,056 in excess of the required net capital, and the Company's aggregate indebtedness to net capital ratio was .02 to 1. As of December 31, 2020, the Company had net capital of $1,827,175 which was $1,820,651 in excess of the required net capital, and the Company's aggregate indebtedness to net capital ratio was .03 to 1.

7. Rule15c3-3:

The Company is not subject to Rule 15c3-3 and does not claim an exemption pursuant to subparagraph (k) of the Rule in accordance with its FINRA membership agreement. The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as its business activities are limited to introducing insurance clients of APCap and APCap's subsidiaries to full-service broker-dealers as part of pre-negotiated referral agreements. The Company neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry proprietary accounts of broker-dealers ("PAB") accounts during the years ended December 31, 2021 and 2020.

8. Commitments and Contingencies:

The Company can be subject to litigation, arbitration settlements and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2021 and 2020 requiring contingent loss recognition.

9. Subsequent Events:

The Company has evaluated events occurring after December 31, 2021, the date of the most recent financial statements, for possible adjustments to the financial statements or disclosures through February 10, 2022, which is the date the financial statements were available to be issued. There were no subsequent events to recognize or disclose.

Supplemental Information

AssuredPartners Financial Services, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021 and 2020

	December 31, 2021	December 31, 2020
Net Capital		
Total member's capital	$ 3,515,478	$ 2,188,752
Deductions:		
Non-allowable assets:		
Accounts receivable and due from affiliates	(613,218)	(351,169)
Prepaid assets	(6,204)	(10,408)
Net Capital	$ 2,896,056	$ 1,827,175
Aggregate indebtedness		
Accounts payable, accrued expenses and due to affiliates	$ 51,426	$ 52,194
Total aggregate indebtedness	$ 51,426	$ 52,194
Computation of basic net capital requirement		
Minimum net capital required based on aggregate indebtedness	$ 3,430	$ 6,524
Net capital required	$ 5,000	$ 6,524
Excess net capital	$ 2,891,056	$ 1,820,651
Ratio of aggregate indebtedness to net capital	.02 to 1	.03 to 1

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2021 and 2020.

AssuredPartners Financial Services, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021 and 2020

The Company is not subject to Rule 15c3-3 and does not claim an exemption pursuant to subparagraph (k) of the Rule in accordance with its FINRA membership agreement. The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts during the years ended December 31, 2021 and 2020.

AssuredPartners Financial Services, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021 and 2020

The Company is not subject to Rule 15c3-3 and does not claim an exemption pursuant to subparagraph (k) of the Rule in accordance with its FINRA membership agreement. The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts during the years ended December 31, 2021 and 2020.

AssuredPartners Financial Services, LLC

2021 Fiscal Year Exemption Report

AssuredPartners Financial Services, LLC, CRD# 304454 SEC# 8-70374, (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Firm is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Firm limits its business activities exclusively to the production and distribution of equity investment research. While engaging in this sole business activity, the Firm neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the 2021 fiscal year without exception.

I, Justin Callahan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Justin Callahan President and Chief Compliance Officer	January 24, 2022 Date

I, Dante P. Bartoletti, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Dante P. Bartoletti President and Chief Compliance Officer	January 24, 2022 Date

PIVOT CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
AssuredPartners Financial Services, LLC
Lake Mary, Florida

We have reviewed management's statements, included in the accompanying AssuredPartners Financial Services, LLC 2021 Fiscal Year Exemption Report, in which (1) AssuredPartners Financial Services, LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to introducing insurance clients of its parent company and the parent company's subsidiaries to full-service broker dealers as part of a pre-negotiated commission sharing arrangement and the Company; (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934 and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Pivot CPAs

Ponte Vedra Beach, Florida
February 10, 2022

238 Ponte Vedra Park Drive, Ponte Vedra Beach, FL 32082 | T:904-280-2053 | F:904-280-2055 | PivotCPAs.com

PIVOT CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Member
AssuredPartners Financial Services, LLC
Lake Mary, Florida

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of AssuredPartners Financial Services, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences.
3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

PIVOT
CPAs

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Pivot CPAs

Ponte Vedra Beach, Florida
February 10, 2022